January 5, 2010

Via Edgar and Federal Express

Kathleen Collins, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Blue Coat Systems, Inc.

Form 10-K and Form 10-K/A for the fiscal year ended April 30, 2009, Filed on June 22, 2009 and August 27, 2009, respectively

Form 10-Q for the Quarter Ended October 31, 2009, Filed on December 1, 2009

Form 8-K, Filed May 27, 2009

File No. 000-28139

Dear Ms. Collins:

Blue Coat Systems, Inc. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 22, 2009, (the “Comment Letter”) regarding the above filings.

The Company has commenced work on a letter responding to the Staff’s comments. However, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company, we will respond to the Comment Letter as soon as practicable and in any event by January 29, 2010.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me at (408) 220-2398 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Sincerely,

/s/ Gordon C. Brooks
Gordon C. Brooks
Senior Vice President and Chief Financial Officer

cc:	Betsy Bayha, Senior Vice President, General Counsel & Secretary

Sarah K. Solum, Davis Polk & Wardwell LLP

David Price, Ernst & Young LLP

Brian Outland, Ernst & Young LLP

Blue Coat Systems, Inc.    420 North Mary Ave Sunnyvale,    CA 94085    866.30BCOAT    T: 408.220.2200    F: 408.220.2250     www.bluecoat.com